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                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549



                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

              For the period 9 December 2000 to 15 February 2001

                  TELECOM CORPORATION OF NEW ZEALAND LIMITED

        _______________________________________________________________

                (Translation of registrant's name into English)



      Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                  New Zealand

        _______________________________________________________________

                   (Address of principal executive offices)


             The registrant will file annual reports on Form 20-F


                              (File No. 1-10798)



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                                   CONTENTS


          This report on Form 6-K contains the following:


               1.   Half Year Results to 31 December 2000
                    -------------------------------------

               1.1  Condensed Financial Statements
               1.2  Management Commentary
               1.3  Media Release -15 February 2001



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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.




                                                      TELECOM CORPORATION OF NEW
                                                         ZEALAND LIMITED


                                                By:       /s/ Linda Cox
                                                         --------------
                                                         Linda Marie Cox
                                                         Company Secretary


                                                Dated:   15 February 2001